SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 7, 2005

INMARSAT GROUP LIMITED

(Name of Registrant)

Commission File Number: 333-115865-06

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive offices)

                                                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

                                                Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

                                                Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

                                                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

                                                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

                                                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2005
INMARSAT GROUP LIMITED

	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT GROUP LIMITED

Consolidated financial results for the fourth quarter and
year ended
December 31, 2004

(unaudited)

INMARSAT GROUP LIMITED

Consolidated financial results for the fourth quarter and year ended December 31, 2004

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from our current expectations include those risk factors disclosed in our Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 17, 2004.

As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf.

Operating and Financial Review and Prospects

The following is a discussion of the consolidated results of operations and financial condition of Inmarsat Group Limited (the “Group”) and its predecessor Inmarsat Ventures plc (now Inmarsat Ventures Limited). You should read the following discussion together with the whole of this document including the historical consolidated financial statements and the annexes. The historical financial statements were prepared in accordance with UK GAAP.

Overview

We are a leading provider of global mobile satellite communications services. We have been designing, implementing and operating satellite networks for over 25 years. During the periods presented below, we generated more than 80% of our total revenues from mobile satellite voice and data services, including telephony, fax, video, email, and intranet and internet access. End users of our mobile satellite services operate at sea, on land and in the air.

We also lease excess capacity on our satellites. Typically our capacity leases are short-term, with terms of up to one year, although they can be as long as five years. In addition we lease specialised navigation transponders, primarily for use in commercial aviation, for up to five years.

The remainder of our revenues, classified as “other”, relate primarily to VSAT services and maritime communication services businesses conducted by our Invsat and Rydex subsidiaries respectively.

We report our results of operations in US dollars as the majority of our revenues and our borrowings are denominated in US dollars.   Approximately 60% of our net operating costs are in sterling.

Acquisition

In connection with the acquisition of Inmarsat Ventures plc in December 2003, Inmarsat Investments Limited (a 100% subsidiary of Inmarsat Group Limited) incurred $1,277.5 million of third party indebtedness. This indebtedness comprised $800.0 million of term borrowings under the Senior Credit Agreement and $477.5 million under the Senior Notes.  During 2004 the group repaid $62.5 million of term borrowings from the proceeds received from the sale of headquarters building at 99 City Road, London, reducing its gross external indebtedness to $1,215.0 million at December 31, 2004.

During 2004 the allocation of the purchase consideration to net assets was finalized and resulted in an increase to goodwill of $103.9 million comprising largely a decrease to tangible fixed assets, intangible assets and deferred tax liability of $116.6 million, $21.9 million and $46.0 million respectively.   See depreciation and amortization for further discussion.

The interest, amortisation and depreciation charges that result from the acquisition have an important and significant impact on the financial results and financial conditions of the Group, and must be borne in mind when comparing our results for the fourth quarter ended December 31, 2004 to the corresponding 2003 period results and financial condition of the predecessor company.

Revenues

Revenues for the fourth quarter ended December 31, 2004 were $114.3 million, a decrease of $4.5 million, or 3.8%, as compared with the fourth quarter ended December 31, 2003.

The table below sets out the components of our total revenues for each of the periods under review.

	Fourth quarter ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	(US$ in millions)
Revenues from satellite communications services
Maritime sector:
voice services	25.3	26.7	105.0	112.1
data services	37.5	33.0	146.4	133.5
Total maritime sector	62.8	59.7	251.4	245.6
Land sector:
voice services	6.2	8.4	27.9	37.7
data services	22.2	28.8	105.8	125.9
Total land sector	28.4	37.2	133.7	163.6
Aeronautical sector	4.7	3.5	16.9	13.1
Total satellite communications services	95.9	100.4	402.0	422.3
Leasing (incl. navigation)	14.4	14.2	56.9	61.2
Other	4.0	4.2	14.9	20.9
Total revenue	114.3	118.8	473.8	504.4

	As at December 31,
	2004	2003
	(000’s)
Active terminals (1)
Maritime	112.1	99.5
Land	72.6	71.7
Aeronautical	6.1	5.5
	190.8	176.7

(1) Active terminals means terminals registered with us as at December 31 that have been used to access our services at any time during the preceding twelve-month period.

During the fourth quarter ended December 31, 2004, revenues from satellite communications services were $95.9 million, a decrease of $4.5 million, or 4.5%, as compared with the fourth quarter ended December 31, 2003. The maritime, land and aeronautical sectors accounted for 65.5%, 29.6% and 4.9% of total revenues from satellite communication services, respectively during the fourth quarter ended December 31, 2004.

Maritime Sector.  During the fourth quarter ended December 31, 2004, revenues from the maritime sector were $62.8 million, an increase of $3.1 million, or 5.2%, as compared with the fourth quarter ended December 31, 2003. The increase principally reflects an increase in data revenue, which was partially offset by decreased voice revenue. Revenues from voice services in the maritime sector during the fourth quarter ended December 31, 2004 were $25.3 million, a decrease of $1.4 million, or 5.2%, as compared to the fourth quarter ended December 31, 2003. The decrease in revenues from voice services mainly reflects the ongoing migration of users from our higher-priced analogue services to our lower-priced digital services and the increased competition from hand-held operators. Revenues from data services in the maritime sector during the fourth quarter ended December 31, 2004 were $37.5 million, an increase of $4.5 million, or 13.6%, as compared to the fourth quarter ended December 31, 2003. The increase in revenues from data services reflects increased demand, mainly as a result of the introduction of our Fleet services, which have enhanced the communications services we provide to the maritime sector.

Land Sector.  During the fourth quarter ended December 31, 2004, revenues from the land sector were $28.4 million, a decrease of $8.8 million, or 23.7%, as compared with the fourth quarter ended December 31, 2003. The fourth quarter 2003 experienced exceptionally high land revenue as a result of the conflict in Iraq. Revenues from voice services in the land sector during the fourth quarter ended December 31, 2004 were $6.2 million, a decrease of $2.2 million, or 26.2%, compared to the fourth quarter ended December 31, 2003. Revenues from data services in the land sector during the fourth quarter ended December 31, 2004 were $22.2 million, a decrease of $6.6 million, or 22.9%, compared to the fourth quarter ended December 31, 2003, primarily as a result of the exceptionally high land revenue in 2003 as a result of the conflict in Iraq. This also represented a decrease of $3.1 million, or 12.3%, compared to the previous quarter ending September 30, 2004.  The decrease is a result of the effect of volume discounts that we offer to our customers once they exceed certain traffic levels.

Aeronautical Sector.  During the fourth quarter ended December 31, 2004, revenues from the aeronautical sector were $4.7 million, an increase of $1.2 million, or 34.3%, as compared with the fourth quarter ended December 31, 2003. The increase continues to be attributed primarily to our Swift64 high-speed data service, which targets the government aircraft and business jet markets.

Global security events in recent years have had a positive effect on the Group’s revenues, particularly in the land sector. In 2003, despite decreased demand for our services from Afghanistan and neighboring countries, revenues were higher than in the previous year because of demand fed by the conflict in Iraq. This has continued in 2004, although to a lesser degree, reflecting a continued level of activity in the Middle East region. It is unclear whether the level of this demand will continue in future periods. Although a portion of these revenues may be sustainable, a decrease in global security activity in the region may have a corresponding impact on future revenues and results of operations.

Leasing

During the fourth quarter ended December 31, 2004, revenues from leasing were $14.4 million, an increase of $0.2 million, or 1.4%, as compared with the fourth quarter ended December 31, 2003.

Other revenues

We classify revenues generated by our subsidiaries, Invsat Limited and Rydex Corporation Limited, as “other” revenues. Invsat Limited provides integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end users in the oil and gas sector. Rydex Corporation Limited develops e-mail and data communications software tailored for use in the maritime sector. During the fourth quarter ended December 31, 2004, other revenues were $4.0 million, a decrease of $0.2 million, or 4.8%, as compared with the fourth quarter ended December 31, 2003. This decrease primarily resulted from lower demand in the oil and gas sector.

Other operating income

Other operating income of $6.9 million for the year ended December 31, 2004 consists primarily of income from the provision of conference facilities and leasing certain floors at our head office to external organizations, fees for satellite tracking services and in-orbit support services supplied to third parties and revenue from sales of Regional BGAN end user terminals.

Other net operating costs

During the fourth quarter ended December 31, 2004, other net operating costs were $51.1 million, an increase of $1.4 million, or 2.8%, as compared with the fourth quarter ended December 31, 2003. The table below sets forth the components of other net operating costs during the periods indicated:

	Fourth quarter ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	(US$ in millions)
Staff costs	21.9	19.8	76.3	69.5
Severance costs	1.0	—	9.3	—
Network and satellite operations	14.5	12.7	50.0	40.9
Other external costs	21.8	22.9	67.2	85.2
Own work capitalised	(8.1)	(5.7)	(25.9)	(20.2)
Total other net operating costs	51.1	49.7	176.9	175.4

Staff costs (including severance costs) during the fourth quarter ended December 31, 2004 were $22.9 million, an increase of $3.1 million, or 15.7% as compared to the fourth quarter ended December 31, 2003.   The increase in staff costs relates to an adverse movement in foreign exchange rates (staff costs are in sterling and we report our results in dollars) and the cost of annual performance related bonuses.  Severance costs of $1.0 million were incurred in connection with the Business Review, comprising a number of employees at Inmarsat Limited.

The increase in network and satellite operations costs during the fourth quarter ended December 31, 2004 of $1.8 million, or 14.2% as compared to the fourth quarter ended December 31, 2003, relates primarily to the effect of payments under the Thuraya lease (which provides satellite capacity for our Regional BGAN service).  The number of channels used (and charges incurred) increased between 2003 and 2004.

Other external costs decreased by $1.1 million, or 4.8% during the fourth quarter ended December 2004 as compared to the fourth quarter ended December 31, 2003.   In the fourth quarter 2003 we incurred professional fees of $2.7 million in relation to the acquisition; $2.0 million associated with our 2003 sponsorship of the FIA World Rally Championship; and $2.7 million in direct cost of sales relating to Regional BGAN terminal costs written off in this period.   Offsetting the decrease was $4.5 million of foreign currency realized losses and unrealized losses on the revaluation of sterling denominated assets and liabilities at the year end rate and an increase in gross rent of $0.8 million associated with the sale and leaseback of our headquarters building at 99 City Road in November.

The increase in own work capitalised of $2.4 million relates principally to increased activity surrounding our Inmarsat-4 satellite programme and development of our BGAN service.

EBITDA and Adjusted EBITDA

As a result of the factors discussed above, adjusted EBITDA (adjusted for gain on disposal of tangible assets) for the fourth quarter ended December 31, 2004 was $65.6 million, a decrease of $4.7 million, or 6.7%, as compared with the fourth quarter ended December 31, 2003. The calculation of EBITDA and adjusted EBITDA is given in Note 4 of Annex 1.

Depreciation and amortisation

During the fourth quarter ended December 31, 2004, depreciation and amortisation was $13.5 million, a decrease of $17.8 million, or 56.9%, as compared with the fourth quarter ended December 31, 2003. In the fourth quarter of 2004 we completed our review of the allocation of the purchase price in connection with the acquisition in December 2003.  As a result of this review we adjusted the carrying values of certain tangible and intangible assets which led to a reduction in depreciation offset in part by an increase in amortization.  In addition we extended the useful lives of certain of our satellite assets and changed our accounting policy with regard to capitalization of interest affecting depreciation (discussed further below).

As a result of management’s ongoing assessment of depreciable lives determined in part by the expected orbital life as supported by engineering analysis, the depreciable lives of our satellites and space segment assets of 10 years was prospectively changed from October 1, 2004.  The changes were made to better reflect the Inmarsat-3 and Inmarsat-4 satellites economic life and improvements in satellite technology, resulting in depreciation periods being extended for the Inmarsat-3 satellites.      The Group’s satellite and space segment assets depreciable lives now range from 10 to 14 years.  The Inmarsat-4 satellites, having not yet been placed in service are currently not being depreciated.  However the revised depreciable lives will apply when service commences.

In the fourth quarter the group changed its accounting for capitalization of interest and has applied the new policy retroactively through retained earnings.  The change in policy is to expense interest on bank debt taken out to finance capital investment on qualifying assets.   For the year ended December 31, 2004 and 2003 this change in accounting policy and consequent reduction in the carrying value of fixed assets has led to a reduction in depreciation of $3.1 million and $3.3 million respectively.

On acquisition of Inmarsat Ventures Limited the group reflected a preliminary fair value allocation of the purchase consideration to net assets and liabilities held at December 17, 2003.   The preliminary allocation of the purchase consideration to net assets Inmarsat comprised approximately $299.5 million of goodwill, $33.0 million of identifiable intangible fixed assets and an increase of $158.1 million in the book value of tangible fixed assets, which, in accordance with UK GAAP, it will amortise or depreciate over varying periods.

The preliminary allocation was reviewed based on information up to December 31, 2004 and a final allocation of the purchase consideration was made.  As a result of this review additional goodwill which comprises the difference between the purchase consideration and the fair value of assets acquired increased by $103.9 million.   The majority of the increase reflects a write down of our Regional BGAN assets to reflect fair value.   The adjustment has been reflected in our December 31, 2004 consolidated balance sheet.    This adjustment will reduce depreciation and increase goodwill amortization in future periods. The write down has no impact on the commercial Regional BGAN service that we are providing to our customers which will continue through 2008 without interruption

Group operating profit

As a result of the factors discussed above, group operating profit during the fourth quarter ended December 31, 2004 was $52.1 million, an increase of $13.1 million, or 33.6%, as compared with the fourth quarter ended December 31, 2003.

Gain on disposal of tangible assets

On November 30, 2004, the company entered into a sale and 25 year leaseback contract for our headquarters building at 99 City Road, London.   The gross proceeds from the sale of the building were $125.1 million, which resulted in a gain on disposal of $42.6 million in the year ended December 31, 2004.

Net interest payable

During the fourth quarter ended December 31, 2004, net interest payable was $45.8 million, an increase of $35.0 million, as compared with the fourth quarter ended December 31, 2003. Interest payable for the fourth quarter ended December 31, 2004 was $47.3 million, as compared to $10.9 million (as restated see further below) in the fourth quarter ended December 31, 2003. The increase in net interest payable is attributable primarily to a full year of financing costs associated with the acquisition in December 2003.

Interest receivable was $1.5 million for the fourth quarter ended December 31, 2004, an increase of $1.4 million, as compared with the fourth quarter ended December 31, 2003 primarily resulting from higher average cash balances held in 2004.  The components of net interest are shown in Note 5 of Annex 1.

In the fourth quarter the group changed its accounting policy for capitalization of interest and has applied the new policy retroactively through retained earnings.  The change in policy is to expense interest on bank debt taken out to finance capital investment on qualifying assets.   For the year ended December 31, 2004 and 2003 this change in accounting policy increased interest payable by $6.2 million and $4.1 million, respectively.

Taxation

The tax charge for the fourth quarter ended December 31, 2004 was $2.9 million, as compared to a $10.1 million tax charge in the fourth quarter ended December 31, 2003. The decrease in tax charge is largely driven by a reduction in the amount of permanently disallowable expenditure incurred in 2003.  In addition, the group crystallized a capital loss sufficient to offset the tax liability that would have otherwise arisen on the gain on the sale of the building in the fourth quarter of 2004.   The combination of these factors means that the effective tax rate for the Group is lower in 2004 than in 2003.

Although there is a tax charge for the year ended December 31, 2004, with the exception of the overseas tax that cannot be covered by double tax relief ($0.2 million) this does not result in a cash tax payment.  The charge is made up of a deferred tax element in respect of the acceleration of capital allowances together with the UK tax charge on the overseas income.  The surrender of losses by way of group relief from companies outside of the Group will further reduce the tax charge arising.  The group tax profile is such that material cash tax payments are not required in the foreseeable future as the available capital allowances and deductions for interest charges are in excess of the adjusted group taxable profits.

Liquidity and capital resources

Historically, our principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services and to fund our working capital requirements. Those requirements were met by cash flows from our operating activities as well as from borrowings under bank facilities. Following the acquisition and related transactions, our indebtedness and debt service obligations have increased significantly. An analysis of net debt is given in Note 6 of Annex 1.

The following table sets out our cash flows for the fourth quarter and year ended December 31, 2004 and 2003.

	Fourth quarter ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	(US$ in millions)

Net cash inflow from operating activities	86.3	83.6	276.3	332.2
Net cash outflows for returns on investments and servicing of finance	(12.5)	(36.6)	(126.0)	(37.4)
Tax received/(paid)	(0.2)	(2.3)	1.1	13.7
Net cash provided by operating activities after interest and tax	73.6	44.7	151.4	308.5
Net cash provided by/(used in) investing activities	93.8	(1,603.2)	(15.1)	(1,740.7)
Net cash (used in)/provided by financing activities	(62.6)	1,818.3	(43.0)	1,718.2
(Increase)/decrease in short-term deposits	(104.8)	1.4	(188.4)	(16.5)
(Decrease)/increase in cash during the period	—	261.2	(95.1)	269.5

The Group ended the fourth quarter of 2004 with cash, short-term deposits and restricted cash of $378.5 million. Restricted cash of $163.4 million principally comprises amounts held in a charged account to fund capital expenditure. The Group had gross external debt at December 31, 2004 of $1,215.0 million comprising drawings on the senior facilities of $737.5 million and Senior Notes outstanding in principal amount of $477.5 million.

Operating activities

Net cash from operating activities represents net cash from operations, returns on investments and servicing of finance and taxation.

Net cash provided by operating activities increased by $28.9 million to $73.6 million for the fourth quarter ended December 31, 2004, as compared to $44.7 million during the fourth quarter ended December 31, 2003.  In the fourth quarter 2003 the group incurred $36.9 million ($1.9 million in 2004) in arrangement costs of banking facilities in relation to the acquisition.    Offsetting this were interest costs of banking facilities and senior notes of $12.1 million incurred for the fourth quarter ended December 31, 2004.   Operating profit for the fourth quarter ended December 31, 2004 increased by $13.1 million to $52.1 million for the fourth quarter ended December 31, 2004 largely as a result of depreciation which decreased by $17.8 million to $13.5 million in the fourth quarter ended December 31, 2004 as compared to $31.3 million for the fourth quarter ended December 31, 2003.   The decrease in depreciation was primarily a result of the final allocation of the purchase price to acquisition assets and extension of depreciable lives on the Inmarsat-3 satellites and therefore a non-cash impact.

Investing activities

Net cash used in investing activities represents cash used for capital expenditure and financial investments and cash movements resulting from acquisitions and disposals.

Net cash provided by investing activities during the fourth quarter ended December 31, 2004 was $93.8 million as compared with cash used by investing activities of $1,603.2 million for the fourth quarter ended December 31, 2003.  In November 2004 we received $125.1 million in proceeds from the sale of our headquarter building at 99 City Road, London.  Offsetting the proceeds was an increase in capital expenditure for the construction of our Inmarsat-4 satellites and ground network.   In 2003 the significant cash outflow reflected the acquisition of Inmarsat Ventures Limited in December of $1,510.2 million in addition to $86.1 million of capital expenditure for the construction of our Inmarsat-4 satellites.

Financing activities

Net cash used by financing activities during the fourth quarter ended December 31, 2004 was $62.6 million and reflects a $62.5 million repayment of a portion of our senior facilities from the proceeds received from the sale of our headquarter building at 99 City Road, London. Net cash provided by financing activities during the fourth quarter ended December 31, 2003 was $1,818.3 million. In addition to $34.5 million of equity received during the fourth quarter ended December 31, 2003 we incurred $1,783.8 million of indebtedness (including the subordinated intercompany shareholder funding loan) to fund the acquisition.

Contractual Obligations and Commercial Commitments

The following summarises our future contractual obligations, commercial commitments and principal commitments under debt instruments as at December 31, 2004:

	Commitments by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in millions)
Debt obligations(1)	1,785.7	27.7	119.8	221.3	1,416.9
Capital commitments relating primarily to Inmarsat-4 satellites(2)	246.6	102.0	60.0	6.5	78.1
Operating leases:
Land and buildings(3)	211.7	8.0	17.2	18.1	168.4
Other(4)	47.7	39.2	2.0	5.6	0.9
Other (non-cancelable agreements)	8.1	4.5	3.6	—	—
Total contractual obligations	2,299.8	181.4	202.6	251.5	1,664.3

(1)      Excludes the impact of non-cash interest on the subordinated parent loan, which accrues at a rate of 13.5% per annum and compound each August 31, and the premium on the senior notes.

(2)      Over the course of our Inmarsat-4 satellite construction contract, we or the manufacturer may suggest or require changes as a consequence of milestone-related or other testing or other technological developments. Those variations typically require price adjustments or, in certain circumstances, could result in delays to our payment obligations. Delays in our Inmarsat-4 program could result in our contractual commitments becoming payable in later periods.

(3)      Relates to the 25 year leaseback of headquarters building 99 City Road, London

(4)      Relates primarily to Thuraya lease payments

Recent Events

On January 4, 2005, John Rennocks was appointed as an independent, non-executive director and has been appointed Chairman of the Audit Committee.  He is currently an independent non-executive Chairman of Diploma plc and Nestor Healthcare Group plc.  He is deemed to be our financial expert as he is a Chartered Accountant and previously held roles as Finance Director for

Smith & Nephew, PowerGen and British Steel/Corus.  He previously served as a director of Inmarsat Ventures plc before the acquisition.

Rupert Pearce joined Inmarsat as Group General Counsel in January 2005.

In October 2004, the ORBIT Act was amended to extend the deadline for our compliance from December 31, 2004 to June 30, 2005 and to permit us to certify to the FCC that we have satisfied the intent of the ORBIT Act by means other then an initial public offering of equity securities.  We have filed a certification to that effect with the FCC.

Following the Federal Communications Commission’s announcement on February 10, 2005, Inmarsat has announced its intention to apply for authorization to operate Ancillary Terrestrial Component (ATC) facilities in the USA to provide voice and data communications using L-band frequencies.

We intend to launch the first of our Inmarsat-4 satellites on March 10, 2005 from Cape Canaveral, Florida, U.S.A.  Capital expenditure incurred for this programme including the ground segment as at December 31, 2004 was $959.5 million.

INMARSAT GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(unaudited)

	Fourth quarter ended December 31,		Year ended December 31,
	2004	2003	2004	2003
				(as restated)
	(US$ in millions)

Revenues from continuing operations	114.3	118.8	473.8	504.4
Other operating income	2.4	1.2	6.9	7.6
	116.7	120.0	480.7	512.0

Depreciation and amortisation	(13.5)	(31.3)	(144.5)	(132.3)
Other net operating costs	(51.1)	(49.7)	(176.9)	(175.4)
Total operating costs	(64.6)	(81.0)	(321.4)	(307.7)

Group operating profit	52.1	39.0	159.3	204.3

Gain on disposal of tangible assets	42.6	—	42.6	—

Interest receivable and similar income	1.5	0.1	3.9	2.0
Interest payable and similar charges	(47.3)	(10.9)	(167.5)	(14.7)

Profit on ordinary activities before taxation	48.9	28.2	38.3	191.6

Taxation	(2.9)	(10.1)	(8.8)	(57.9)

Profit on ordinary activities after taxation	46.0	18.1	29.5	133.7

Note – 2003 comparative information relates to the predecessor company, Inmarsat Ventures plc. As restated refers to the change in accounting policy for interest previously capitalized.  See Note 3 of Annex 1 explains the change in accounting policy.

INMARSAT GROUP LIMITED

CONSOLIDATED BALANCE SHEET

(unaudited)

	As at December 31,	As at December 31,
	2004	2003
		(as restated)
	(US$ in millions)
Fixed assets
Intangible assets	456.5	395.5
Tangible assets	1,179.1	1,371.0
Total fixed assets	1,635.6	1,766.5
Current assets
Stocks	1.2	2.1
Debtors	160.6	144.6
Short-term investments	207.6	19.2
Restricted cash	163.4	162.7
Cash at bank and in hand	7.5	102.5
Total current assets	540.3	431.1
Creditors – amounts falling due within one year
Other creditors	(170.3)	(206.3)
Loans and other borrowings	(29.1)	(365.6)
Total creditors: amounts falling due within one year	(199.4)	(571.9)
Net current assets/(liabilities)	340.9	(140.8)
Total assets less current liabilities	1,976.5	1,625.7
Creditors – amounts falling due after more than one year
Other creditors	(69.9)	(33.8)
Loans and other borrowings	(1,717.4)	(1,392.6)
Total creditors: amounts falling due after more than one year	(1,787.3)	(1,426.4)
Provisions for liabilities and charges	(124.7)	(165.1)
Net assets	64.5	34.2

Capital and reserves
Called up share capital	0.3	0.3
Share premium account	34.2	34.2
Other reserves	2.3	1.5
Accumulated profit/(losses)	27.7	(1.8)
Total equity shareholders’ funds	64.5	34.2

As restated refers to the change in accounting policy for interest previously capitalized.  See Note 3 of Annex 1 explains the change in accounting policy.

INMARSAT GROUP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

	Fourth quarter ended December 31,		Year ended December 31,
	2004	2003	2004	2003
				(as restated)
	(US$ in millions)

Operating profit	52.1	39.0	159.3	204.3
Depreciation and amortisation	13.5	31.3	144.5	132.3
Decrease/(increase) in debtors	11.4	16.2	(21.1)	10.2
Increase/(decrease) in creditors	5.9	(9.9)	(8.1)	(15.1)
Decrease/(increase) in stocks	1.4	0.6	(0.6)	1.4
Increase/(decrease) in provisions	2.0	6.4	2.3	(0.9)
Net cash inflow from operating activities	86.3	83.6	276.3	332.2
Returns on investments and servicing of finance
Interest received	1.0	(1.1)	2.4	1.8
Bank and Senior Notes interest paid	(12.1)	1.4	(67.9)	(2.1)
Subordinated parent company loan interest paid	—	—	(4.5)	—
Arrangement fees and costs of Senior Notes	(1.9)	(36.9)	(20.9)	(36.9)
Acquisition related fees and costs	0.5	—	(34.9)	—
Interest element of finance lease rental payments	—	—	(0.2)	(0.2)
Net cash (outflow)/inflow for returns on investments and servicing of finance	(12.5)	(36.6)	(126.0)	(37.4)
Tax (paid)/received	(0.2)	(2.3)	1.1	13.7
Net cash provided by operating activities after interest and tax	73.6	44.7	151.4	308.5
Capital expenditure and financial investments
Purchase of tangible and intangible fixed assets	93.8	(86.1)	(15.1)	(224.2)
Net cash (outflow)/inflow for capital expenditure and financial investment	93.8	(86.1)	(15.1)	(224.2)
Acquisitions and disposals
Liquidation of subsidiaries	—	(9.5)	—	(8.9)
Payment for acquisitions	—	(1,510.2)	—	(1,510.2)
Cash acquired with subsidiary	—	2.6	—	2.6
Net cash (outflow) for acquisitions and disposals	—	(1,517.1)	—	(1,516.5)
Net cash inflow/(outflow) before management of liquid resources and financing	167.4	(1,558.5)	136.3	(1,432.2)
(Increase)/decrease in short-term deposits	(104.8)	1.4	(188.4)	(16.5)
Net cash inflow/(outflow) after management of liquid resources	62.6	(1,557.1)	(52.1)	(1,448.7)
Financing
Movement on medium term facility	—	—	—	(100.0)
Capital element of finance lease rental payments	(0.1)	—	(0.1)	(0.1)
Issue of ordinary share capital	—	34.5	—	34.5
Senior credit facilities (repayment)	(62.5)	800.0	(62.5)	800.0
Subordinated shareholder loan (repayment)	—	618.8	(95.5)	618.8
Bridge borrowings (repaid)	—	365.0	(365.0)	365.0
Senior Notes issued	—	—	480.1	—
Net cash (outflow)/inflow from financing	(62.6)	1,818.3	(43.0)	1,718.2
Increase/(decrease) in cash in the period	—	261.2	(95.1)	269.5

As restated refers to the change in accounting policy for interest previously capitalized.  See Note 3 of Annex 1 explains the change in accounting policy.

INMARSAT GROUP LIMITED

Annex 1 - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  Background

Inmarsat Group Limited (the “Company”) was incorporated on September 3, 2003 as Grapedrive Limited and changed its name to Inmarsat Group Limited on January 6, 2004.

The Company issued share capital for an aggregate amount of $34.5 million to Inmarsat Holdings Limited. The proceeds of this issue were used by the Company to acquire the issued share capital of Inmarsat Investments Limited, which was also incorporated on September 3, 2003.  Other than the issue of share capital, neither Inmarsat Group Limited nor Inmarsat Investments Limited traded prior to December 17, 2003.

On December 17, 2003 an offer by Inmarsat Investments Limited to acquire all of the shares of Inmarsat Ventures plc became unconditional. This transaction has been accounted for as an acquisition in accordance with FRS 6: Acquisitions and Mergers.  A final allocation of the purchase consideration has taken place in the fourth quarter of 2004, as discussed earlier.

Subsequent to the acquisition on December 17, 2003, substantially all funding is financed by shareholder and third party debt facilities.

The 2003 comparative information provided in the consolidated financial results for the fourth quarter and year ended December 31, 2004 relates to the predecessor company, Inmarsat Ventures plc, (up to the date of the acquisition).

We report our results of operations in US dollars as the majority of our revenues and our borrowings are denominated in US dollars.   Approximately 60% of our net operating costs are in sterling.

2.  Basis of accounting

The principal activity of the Group is the provision of global mobile satellite communication services.

The consolidated financial information is prepared under the historical cost convention and in accordance with applicable UK accounting standards.

The preparation of the consolidated financial information requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs and asset lives. Actual results could differ from those estimates.

We have conducted a review of our accounting policies to ensure they are the most relevant and appropriate for the group.   As a result of this review we have changed our policy for interest capitalization under UK GAAP.  There is no change to accounting policy under US GAAP where the treatment of interest is prescribed.

3.  Change in accounting policy and prior year adjustment

The group changed its accounting policy in 2004 with regards the capitalization of interest and as required by UK GAAP, has applied the new policy retroactively through retained earnings.  The change in policy is to expense interest on bank debt taken out to finance capital investment on qualifying assets.

We believe that the significant change in our debt structure warranted the revision of our current policy and therefore the change in accounting policy better reflects our financial position and in addition ensures a smooth transition from UK GAAP to IFRS.   Expensing interest is the preferred treatment under IFRS

For the year ended December 31, 2004 and 2003 this change in accounting policy increased interest payable by $6.2 and $4.1 million, respectively and decreased depreciation by $3.1 million and $3.3 million respectively.    The impact on profit before tax was a decrease of $3.1 million and $0.8 million for the years ended December 31, 2004 and 2003 respectively.

4.  EBITDA and Adjusted EBITDA

Set forth below is a reconciliation of profit/(loss) from ordinary activities after taxation to EBITDA for each of the periods indicated.

	Fourth quarter ended December 31,		Year ended December 31,
	2004	2003	2004	2003
				(as restated)
	(US$ in millions)
Profit from ordinary activities after taxation	46.0	18.1	29.5	133.7
Add back/(deduct):
Taxation	2.9	10.1	8.8	57.9
Net interest payable	45.8	10.8	163.6	12.7
Depreciation and amortisation	13.5	31.3	144.5	132.3
EBITDA	108.2	70.3	346.4	336.6
Gain on disposal of tangible assets	(42.6)	—	(42.6)	—
Adjusted EBITDA	65.6	70.3	303.8	336.6

5.  Interest

The table below sets forth the components of interest payable and receivable during the periods indicated.

	Fourth quarter ended December 31,		Year ended December 31,
	2004	2003	2004	2003
				(as restated)
	(US$ in millions)
Interest and facility fees payable on bank loans and overdrafts	(0.1)	(7.8)	(0.2)	(10.3)
Interest on Senior Notes and facilities	(18.5)	—	(70.7)	—
Interest rate swaps	(1.7)	—	(9.3)	—
Other interest payable	—	—	(0.2)	(0.9)
Interest on subordinated parent company loan	(18.9)	(0.7)	(77.3)	(0.7)
Amortisation of debt issue costs	(2.9)	—	(7.2)	—
Deferred satellite liability discount	(0.6)	(0.8)	(2.6)	(2.8)
Write back of interest capitalised	(4.6)	(1.6)	—	—
Total interest payable and similar charges	(47.3)	(10.9)	(167.5)	(14.7)
Bank interest receivable and other interest	1.5	0.1	3.9	2.0
Total interest receivable and similar income	1.5	0.1	3.9	2.0
Net interest payable	(45.8)	(10.8)	(163.6)	(12.7)

6.  Net debt

The table below sets out the components of net debt for each of the periods indicated

	As at December 31, 2004			As at December 31, 2003
	(US$ in millions)
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
Senior credit facilities	737.5	(21.7)	715.8	800.0	(26.9)	773.1
Senior notes	477.5	(18.9)	458.6	—	—	—
Subordinated parent company loan
- principal	570.7	—	570.7	618.8	—	618.8
- interest	26.6	—	26.6	0.7	—	0.7
Capital element of finance lease rental payments	0.1	—	0.1	0.1	—	0.1
Total loans and borrowings	1,812.4	(40.6)	1,771.8	1,419.6	(26.9)	1,392.7
Bridge facility (included in creditors falling due within one year)	—	—	—	365.0	—	365.0
Overdrafts	1.4	—	1.4	0.6	—	0.6
Restricted cash	(163.4)	—	(163.4)	(162.7)	—	(162.7)
Cash at bank and in hand	(7.5)	—	(7.5)	(102.5)	—	(102.5)
Short-term investments	(207.6)	—	(207.6)	(19.2)	—	(19.2)
Net debt	1,435.3	(40.6)	1,394.7	1,500.8	(26.9)	1,473.9

Annex 2 - RISK FACTORS

Many statements contained in this report are forward-looking in nature.  These statements are based on current plans, intentions or expectations.  Key risks to our Company are described in our Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 17, 2004.